YTBL
                              IMR-RTA Breakdown (1)

     A- Interception Thru May 31, 2005 (2)
                 IMR Only        RTA Only       IMR &RTA    Total Enrollments
                   9661            18070          10168           37,899

     B- June 1, 2005 Thru August 17, 2005 (3)                Total Enrollments
                 IMR Only        RTA Only       IMR &RTA
                    766             4957           1605            6,728
     Totals (4)
     08/17/05    10,427           23,027         11,773           44,627

     Notes

     1.- Data derived from two different databases and the results combined.

     2.- For a period of months in 2005 database did not register RTAs Only. The RTA Only figure for this period of months was derived by counting as RTAs Only those RTAS who had not undertaken IMR activities of IMR sponsorship or sale of an RTA business opportunity.

     This anomaly in data processing occurred during the changeover from non Sequel based ASP programming to Sequel based .net programming; staff erroneously changed the sign up procedures to have a category wherein the sign up as an RTA automatically conferred IMR status although the selection of IMR Only status was still present. This error was discovered during a routine marketing legal compliance review conducted in May 2005 and corrected to the current sign up process wherein one must separately select IMR status and/or RTA status.

     3.- Historically, many who are initially an IMR Only or an RTA Only will later obtain the other relationship with YTBL and move to the IMR & RTA category.

     4.- Cumulative totals.